UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




Public Utility Holding Act of 1935
File No.  70-7218; 70-8037
Report Date:  January 1, 1999 to March 31, 1999


In the Matter of:
Central and South West Corporation
CSW Credit, Inc.


      1. CSW Credit, Inc. (Credit) hereby files a balance sheet as of March 31, 1999, statements of income for the three and twelve month periods ended March 31, 1999, and notes to the financial statements as Exhibit 1 attached hereto.

      2. Credit hereby certifies that on March 31, 1999, it had $566,974,000 face amount of commercial paper outstanding at a weighted average cost of 5.05%. This amount consisted of $262,074,000 issued and sold to Lehman Commercial Paper, Inc., as dealer, and $304,900,000 issued and sold to Goldman Sachs & Co., as dealer, as shown in Exhibit 2 attached hereto. Credit hereby further certifies that it had no other material borrowings outstanding on March 31, 1999. CSW Credit hereby states that pursuant to the exemption set forth in Rule 52 of the Public Utility Holding Company Act of 1935, it will no longer provide information duplicative of the information contained in Form U-6B-2. In subsequent reporting periods, Credit will hereby submit Form U-6B-2 in accordance with the requirements of Rule 52(c). Such information will no longer be included with this report beginning with the 2nd Quarter 1999 filing.

      3. Credit hereby files as Exhibit 3 attached hereto the earnings coverage for Credit's indebtedness for the period from January 1, 1999 through March 31, 1999 and Credit's capital structure at March 31, 1999. Credit hereby files as
Exhibit 4 attached hereto the twelve month average of outstanding accounts receivable, twelve month average of accounts receivable purchases from non-affiliated companies, and bad debt write-offs related to non-affiliated companies during said period as of the end of each month.

      4. With respect to affiliated  companies,  Central Power and Light Company
(CPL), Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO), and West Texas Utilities Company (WTU), Credit hereby certifies that the allowed returns on common equity for the period from January 1, 1999 through March 31, 1999 were unchanged in all regulatory jurisdictions from the previous certificate of notification. Credit also hereby files the discount calculation for affiliated companies, an analysis of the allowed returns on common equity and the factoring expense savings for affiliated companies as shown in Exhibits 5, 6 and 7, respectively, attached hereto.

      5. With respect to Reliant Energy HL&P (Reliant HLP), formerly known as, Houston Lighting & Power Company, Credit had a twelve month average of outstanding receivable balances for the period ending March 31, 1999 of $447,201,000. During the quarter ended March 31, 1999 the daily maximum balance relating to the purchase of accounts receivable from Reliant HLP was $439,914,532.

      6. Credit hereby certifies it was in compliance with the terms of the temporary relief as defined in the order issued on March 11, 1997 as shown in
Exhibit 4 attached hereto.

      7. Credit hereby files as Exhibit 8 attached hereto the calculation, by month, of the CPL finder fee attributable to the factoring of Reliant HLP receivables by Credit.

      8. Credit hereby files as Exhibit 9 attached hereto a copy of any state regulatory commission decision or analysis addressing the effect of the factoring of CSW system accounts receivable rates which was issued during the period January 1, 1999 through March 31, 1999.

      9. Credit hereby files as Exhibit 10 attached hereto a copy of the audited annual financial statements for the year ended December 31, 1998.

      10. Credit hereby files as Exhibit 11 attached hereto a copy of the accounting system procedures and chart of accounts of Credit as maintained by Central and South West Services, Inc.

      11. Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of Central and South West Corporation (CSW) and Credit, in File No. 70-7218, and in accordance with the terms and conditions of the Commission's orders dated July 31, 1986, February 8, 1988, December 27, 1989, August 30, 1990, December 21, 1990, December 24, 1991, December 9, 1992,
December 21, 1993, December 16, 1994, and March 11, 1997, permitting said Application-Declaration to become effective, and the Form U-1 Application-Declaration of CSW, Central Power and Light Company and Credit, in File No. 70-8037, and in accordance with the terms and conditions of the Commission's orders dated December 8, 1992 and December 29, 1992, permitting said Application-Declaration to become effective.

                                    SIGNATURE



As requested by order of the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935, Central and South West Services, Inc. has duly caused this report to be signed on the 17th day of May 1999.




                                       By :   /s/ Lawrence B. Connors
                                       Lawrence B. Connors
                                       Controller
                                       CSW Credit, Inc.
                                       Central and South West Corporation


1616 Woodall Rodgers Freeway
P.O. Box 660164
Dallas, Texas 75266-0164
Telephone (214) 777-1000

                                  EXHIBIT INDEX
                                  -------------


Exhibit                                                             Transmission
Number                  Exhibit                                        Method
-------                 -------                                     ------------
   1      Unaudited balance sheet as of March 31, 1999,               Electronic
          unaudited statements of income for the three and twelve month periods ended March 31, 1999, and unaudited notes to the financial statements.

   2      Commercial paper outstanding at March 31, 1999.             Electronic

   3      Earnings coverage for the period from January 1, 1999       Electronic
          through March 31, 1999 and capital structure at March 31, 1999.

   4      Twelve month average as of the end of each month of         Electronic
          outstanding accounts receivable of affiliated and non-affiliated companies, twelve month average as of the end of each month of accounts receivable purchases from non-affiliated companies, and bad debt write-offs related to non-affiliated companies during the period
          January  1, 1999 through March 31, 1999.

   5      Discount  calculation  for  affiliated  companies
          for the three months ended March 31, 1999.                  Electronic

   6      Analysis  of the  allowed  returns on common  equity for    Electronic
          affiliated companies at March 31, 1999.


   7      Factoring  expense savings for the affiliated  companies    Electronic
          for the three months ended March 31, 1999.


   8      Calculation,  by month, of CPL finder fee attributable      Electronic
          to factoring of Reliant HLP receivables during the period January 1, 1999 through March 31, 1999.

   9      Copy of any state regulatory commission decision or         Electronic
          analysis addressing the effect of the factoring of CSW system accounts receivable rates issued during the period January 1, 1999 through March 31, 1999.

  10      Copy of audited annual financial statements for the         Electronic
          year ended December 31, 1998.

  11      Copy of the accounting system procedures and chart of       Electronic
          accounts of Credit as maintained by Central and South
          West Services, Inc.